Exhibit 12

CENTERPOINT ENERGY HOUSTON ELECTRIC, LLC AND SUBSIDIARIES
(AN INDIRECT WHOLLY OWNED SUBSIDIARY OF CENTERPOINT ENERGY, INC.)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Year Ended December 31,
	2006	2007 (1)	2008 (1)	2009 (1)	2010 (1)

Net Income	$271	$273	$222	$208	$200
Income taxes	132	126	121	102	116
Capitalized interest	(4)	(10)	(7)	(3)	(3)
	399	389	336	307	313

Fixed charges, as defined:

Interest	240	230	245	289	289
Capitalized interest	4	10	7	3	3
Interest component of rentals charged to operating expense	2	1	2	─	─
Total fixed charges	246	241	254	292	292

Earnings, as defined	$645	$630	$590	$599	$605

Ratio of earnings to fixed charges	2.62	2.61	2.32	2.05	2.07
     ____________
(1)
Excluded from the computation of fixed charges for the years ended December 31, 2007, 2008, 2009 and 2010 is interest expense of $4 million, $7 million, $1 million and $8 million, respectively, which is included in income tax expense.